Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

	Year ended December 31					Quarter ended March 31
	1999	2000	2001	2002	2003	2003	2004
Income (loss) before income taxes	$17,028	$(214)	$(24,678)	$24,327	$21,571	$6,097	$5,789
Equity in operations of investee	496	431	380	(184)

Total earnings	17,524	217	(24,298)	24,143	21,571	6,097	5,789
Fixed charges:
Interest expense				1,181	2,300	487	616
Interest portion of rent expense	710	500	300	333	467	155	124

Total fixed charges	710	500	300	1,514	2,767	642	740

Total earnings before fixed charges	$18,234	$717	$(23,998)	$25,657	$24,338	$6,739	$6,529

Ratio of earnings to fixed charges	25.7	1.4	N/A	16.9	8.8	10.5	8.8